UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-42808

Anfield Energy Inc.

(Translation of registrant’s name into English)

2005-4390 Grange Street, Burnaby, British Columbia, Canada, V5H 1P6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K of Anfield Energy Inc. (the “Company”) are hereby incorporated by reference into the Registration Statement on

Form F-10, as amended (File No. 333-291078), of the Company, as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anfield Energy Inc.
(Registrant)
Date: January 29, 2026
	By:	/s/ Corey Dias
Corey Dias
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Management Information Circular dated January 27, 2026

99.2	Certificate of Abridgement

99.3	Form of Proxy

99.4	Notice of Special Meeting of Shareholders dated January 27, 2026

99.5	Voting Information Form